Washington Regulator Upholds TransAlta’s Centralia

Power Purchase Agreement with Puget Sound Energy

Olympia, WA (June 26, 2013) – TransAlta USA announced on June 25, 2013 that regulatory approval has been confirmed for the Centralia power purchase agreement (“PPA”) with Puget Sound Energy (“PSE”) for coal transition power.

“With the confirmation of this coal transition PPA by Washington’s utility regulator, we look forward to delivering affordable base-load electricity from our Centralia plant to PSE, all the while advancing the state’s goal of replacing coal-fired power,” stated TransAlta USA president Paul Taylor. “In addition, our Centralia operation provides significant economic and financial value to the Pacific northwest and this anchor agreement supports our ongoing role as a key community partner .”

The state legislature in 2011 passed a landmark bill confiming a collaborative multi-party agreement among TransAlta, lawmakers, environmental organizations and labor representatives. The parties agreed to a timeline for the State’s transition to cleaner fuels, while preserving family wage jobs and the economic benefits of the low cost, reliable power generated by the Centralia plant. The legislation allows long-term contracts, through 2025, for sales of coal transition power from the 1340 megawatt (MW) Centralia facility. In July 2012, TransAlta and PSE announced they had entered into a long-term agreement that would see power deliveries beginning in December 2014 and running through to December 2025. The coal transition PPA was subject to review and approval by the Washington Utilities and Transportation Commission.

Under the PPA with TransAlta, PSE will buy 180MW of firm, base-load coal transition power starting in December 2014. In the following 12 months the contract increases to 280 MW. From December 2016 to December 2024 the contract is for 380MW, and in the last year the contract volume drops to 300MW.

The power purchase agreement is supported by environmental groups.

“Allowing PSE to make this purchase helps realize the agreement we made with TransAlta and the State to end coal burning for power in Washington, as well as to help plant workers and the local community through the transition,” said NW Energy Coalition policy director Nancy Hirsh. “Not only is this power contract good for people and the environment in the long-term, it turned out to be the most competitive generation resource choice for PSE.”

TransAlta continues to work with other potential customers in the region regarding medium and long-term coal transition power agreements that support the company’s plan to contract the facility and secure cash flows. TransAlta has also undertaken a restructuring of its Centralia operations to lower costs and improve the plant’s competiveness.

Related Content:

January 23, 2013 - Washington State Regulator Issues Decision Regarding Long-Term Contract For Centralia Plant | TransAlta

January 10, 2013 - Washington State Regulator Issues Decision Regarding Long-Term Contract For Centralia Plant | TransAlta

June 25, 2012 - Washington State Regulator Issues Decision Regarding Long-Term Contract For Centralia Plant | TransAlta

About TransAlta

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good. TransAlta is Canada’s largest investor-owned renewable energy provider. For further information please visit www.transalta.com.

About TransAlta USA, Inc.

TransAlta USA is a subsidiary of TransAlta Corporation based in Alberta, Canada and currently employees over 300 employees in the United States. TransAlta began operations in the United States in 2000, with the purchase of the Centralia Facility in Washington State. Since then, we have invested in generation assets primarily located in the western US. We have 17 U.S. plants that have the capacity to produce more than 2,400 megawatts of reliable energy from sources including coal, hydro, natural gas and geothermal. We are an experienced and well-respected power generator and wholesale marketer of electricity servicing the entire western interconnection (WECC) and Mid-C energy markets. Our customers include investor-owned utilities (IOUs), public utility districts (PUDs) and large industrial customers. For further information please visit www.transalta.com/us/

Forward Looking Information

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, commodity prices and general economic conditions in geographic areas where TransAlta Corporation operates.

Media inquiries: Marcy McAuley Director, Communications Toll Free Media Number: 1-855-255-9184 or Email: TA_Media_Relations@transalta.com	Investor inquiries: Brent Ward Director, Corporate Finance & Investor Relations Phone: 1-800-387-3598 or Email: Investor_Relations@transalta.com